

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005057

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/19

February 10, 2015

Act: 1934
Section:
Rule: 14a-8 (DVS)
Public
Availability: 2-10-15

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated December 19, 2014

Dear Mr. Wirtz:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to AT&T by Kenneth Steiner. On December 11, 2014, we issued our response expressing our informal view that AT&T could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
FISMA & OMB Memorandum M-07-16



Wayne A. Wirtz
AT&T Inc.
Associate General Counsel
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

December 19, 2014

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: AT&T Inc. – Request for Reconsideration

Ladies and Gentlemen:

On December 4, 2014, AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), notified the Division of Corporation Finance (the "Staff") of its intent to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting" and such materials, collectively, the "2015 Proxy Statement") a shareholder proposal (the "Proposal") submitted by Kenneth Steiner. On December 11, 2014, the Staff issued a no-action letter stating that it was unable to concur with AT&T's view that the Proposal could be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act. We hereby request the Staff to reconsider its December 11, 2014 response for the following reasons.

The Proposal is entitled "Special Shareowner Meetings" and sets forth the following resolution to be voted on by shareholders at the 2015 Annual Meeting:

> "Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

The Proposal offers three reasons why AT&T shareholders should support the Proposal, only one of which is specific to AT&T:

> "A shareholder right to call a special meeting and to act by written consent and are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. A shareholder right for 10% of shareholders to call a special meeting to can also help equalize our complete absence of provisions for shareholders to act by written consent. This proposal topic won our 43% support in 2011. In 2011 shareholders were not

reminded of our complete absence of a shareholder right to act by written consent."

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) is appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading."

There are two material misstatements of fact in the paragraph quoted above from the Proposal, and one material omission. First, the Proposal asserts that the "right for 10% of shareholders to call a special meeting" would "help equalize our complete absence of provisions for shareholders to act by written consent." As noted in AT&T's December 4 letter, the reference to the "complete absence of provisions for shareholders to act by written consent" is false. AT&T's shareholders do in fact have the right to act by written consent – Article Eight of AT&T's Certificate of Incorporation provides, "Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon."[1]

This is a <u>material</u> misstatement of fact. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding how to vote.[2] In *Express Scripts Holding Company v. Chevedden*[3], the U.S. District Court for the Eastern District of Missouri held that the proponent's incorrect statements about the company's corporate governance structure amounted to materially false and misleading statements in violation of Rule 14a-9: "Here, when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the shareholder's decision whether to vote in favor of the proposed measure."[4]

---

[1] Restated Certificate of Incorporation of AT&T Inc., Article Eight (emphasis added), available at Exhibit 3.1 of the Company's Current Report on Form 8-K, as filed with the SEC on December 16, 2013.

[2] *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438 (1976).

[3] *Express Scripts Holding Company v. Chevedden*, No. 4:13-CV-2520-JAR, 2014 U.S. Dist. LEXIS 19689 (E.D. Mo. Feb. 18, 2014) (proponent incorrectly stated that the company did not have a clawback provision and provided for only plurality voting in the election of directors, misrepresented the CEO's compensation and incorrectly identified a director as having the highest negative vote at the most recent annual shareholder meeting).

[4] <u>Id</u>. at *12.

By comparison to the statements in *Express Scripts*, the false statements in the AT&T proposal are more significant since they go to the basis of the proposal. Specifically, Mr. Steiner asserts that the reason shareholders should vote for the Proposal is because AT&T's shareholders do not have the right to act by written consent. This misstatement is material because shareholders must have an accurate understanding of the rights they currently have under AT&T's governance documents before they can make an informed decision as to whether to vote in favor of asking for additional rights. The Proposal materially misleads AT&T's shareholders by falsely telling them that they do not have the right to act by written consent.

It should be noted that, in light of Mr. Steiner's written consent proposals submitted in prior years, a reasonable inference can be drawn that Mr. Steiner's material misstatement is intentional. In AT&T's 2014 Proxy Statement, Mr. Steiner submitted a shareholder proposal to reduce the percentage required by shareholders to act by written consent so he has personal knowledge that AT&T shareholders can, in fact, act by written consent. His assertion in the Proposal that there is a "complete absence of the right to act by written consent" is an intentional misstatement and actionable on that basis under Rule 14a-9.

Second, the Proposal materially compounds this falsity by accusing AT&T of misleading its shareholders on this very point. The Proposal states that, "In 2011 shareholders were not reminded of our complete absence of a shareholder right to act by written consent, implying that AT&T attempted to mislead shareholders by omitting this information. Of course, the reason AT&T did not remind shareholders of "our complete absence of a shareholder right to act by written consent" in its 2011 Proxy Statement is because there is no such absence. At the time Mr. Steiner submitted the Proposal on October 13, 2014, which was after the 2014 Annual Meeting where Mr. Steiner's proposal to reduce the written consent threshold was voted on, he knew that his self-righteous statement that the Company misled investors in its 2011 Proxy Statement was false.

Moreover, the Proposal omits information necessary to make the statements made therein not misleading. Rule 14a-9 under the Exchange Act addresses not only material misstatements but also material omissions: no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or <u>which omits to state any material fact necessary in order to make the statements therein not false or misleading</u>" (emphasis added). The material omission in the Proposal is this: since 2009, AT&T's Bylaws have given holders of 15% of the outstanding common stock the right to a call a special meeting. Section 2 of AT&T's Bylaws reads as follows: "Special meetings of the stockholders may be called at any time, either by the Board of Directors or by the Chairman of the Board, and the Chairman of the Board shall call a special meeting whenever requested in writing to do so by stockholders representing 15 percent of the shares of the corporation, then outstanding, and entitled to vote at such meeting."[5]

[5] Bylaws of AT&T Inc., Section 2, available at Exhibit 3 of the Company's Current Report on Form 8-K, as filed with the SEC on June 27, 2011.

Mr. Steiner is well aware of this fact because AT&T implemented its 15% special meeting bylaw in response to Mr. Steiner's special meeting proposals submitted and included in prior annual meeting proxy statements. Going back to the 2011 Proxy Statement, which Mr. Steiner references in the Proposal: Mr. Steiner was the proponent of the 10% special meeting proposal included in the 2011 Proxy Statement and presented at the 2011 Annual Meeting. In its Statement in Opposition to Mr. Steiner's proposal, the Company stated the following:

> "The sponsor of this proposal [Mr. Steiner] submitted a similar proposal for our 2007 annual meeting, calling on the Board to amend the Bylaws to give holders of 10% to 25% of the outstanding common stock the right to call a special meeting. In response to an affirmative stockholder vote on the 2007 proposal, the Board of Directors amended AT&T's Bylaws to give holders of 25% of the outstanding common stock the right to call a special meeting. The proponent then submitted a proposal for our 2009 annual meeting asking the Board to again amend the Bylaws to further reduce the level of stock ownership required to call a special meeting from 25% to 10%. Although that proposal did not pass, the Board amended the Bylaws in 2009 to give holders of 15% of the outstanding common stock the right to call a special meeting. The proponent then submitted a proposal for our 2010 annual meeting asking the Board to again amend the Bylaws to further reduce the level of stock ownership required to call a special meeting from 15% to 10%.
>
> "As noted above, your Board of Directors has reduced the percentage of the outstanding shares necessary to call a special meeting to 15%. This proposal would reduce it further to 10%. We believe no further reduction is appropriate. Support for this proposal dropped from 49.9% in 2009 to 43.3% in 2010. We believe this decrease in support reflects the view of a clear majority of our stockholders that the existing 15% ownership requirement is sufficient."

The Proposal makes no mention of the current right of holders of 15% of AT&T's outstanding common stock to call a special meeting. Although Mr. Steiner submitted the special meeting proposals that prompted the Board of Directors of AT&T to amend the Bylaws twice over a four-year period to allow shareholders to call special meetings, first at the 25% level and second at the 15% level, he chose to omit this crucial fact from the Proposal. Would this omission be material to shareholders voting on the Proposal at the 2015 Annual Meeting? To phrase the question more specifically:

> *Is there a substantial likelihood that a reasonable investor would consider it important to know that holders of 15% of AT&T's outstanding common stock already have the right to call a special meeting before voting on a Proposal to give holders of 10% of AT&T's common stock this right?*

We respectfully submit that the answer to this question is strongly in the affirmative. Indeed, as the Court noted in *Express Scripts Holdings*: "Here, when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the shareholder's decision whether to vote in favor of the proposed measure."

Given Mr. Steiner's personal involvement with AT&T's bylaw amendments giving shareholders the right to call special meetings, his failure to disclose this information in the Proposal is not simply an oversight. In our view, similar to the material misstatements about the right of shareholders to act by written consent, it is an intentional omission, designed to materially mislead AT&T's shareholders as to what their existing rights are.

That the Company itself would have the opportunity, in drafting its Statement in Opposition to the Proposal in the 2015 Proxy Statement, to address and correct these material misstatements and omissions does not mean that the Proposal is, therefore, not excludable under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits exclusion if the proposal or supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements and omissions in proxy soliciting materials. As Staff Legal Bulletin No. 14B notes, the "shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement." It is not up to the Company to cure or remedy the proponent's materially misleading statements and omissions in its Statement in Opposition.

In summary, the misstatements and omissions in the Proposal are objectively material. There is a substantial likelihood that a reasonable AT&T investor would consider (1) the right to act by written consent, and (2) the right of holders of 15% of AT&T's outstanding common stock to call a special meeting important in deciding whether to vote in favor of asking the Board to enable holders of 10% of AT&T's outstanding common stock to call a special meeting. And yet, the Proposal misleads the AT&T investor by (1) asserting that there is a "complete absence" of the right to act by written consent, and (2) failing to point out that holders of 15% of AT&T's outstanding common stock have the right to call a special meeting. Given Mr. Steiner's personal involvement with AT&T over the years on both of these governance rights, one can reasonably conclude that such material misstatements are intentional.

Based upon the foregoing analysis, we respectfully request that the Staff reconsider the position taken in its December 11 no-action response and concur with our view that the Proposal may be properly excluded from the 2015 Proxy Statement pursuant to Rule 14a-8(i)(3).

If you have any questions or comments, please call me on 214-757-3344.

Sincerely,



cc: **Proponent (via e-mail** FISMA & OMB Memorandum M-07-16***